June 24, 2025

Jonathan Javitt
Chairman and Interim Chief Executive Officer
NRX Pharmaceuticals, Inc.
1201 Orange Street, Suite 600
Wilmington, DE 19801

        Re: NRX Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed June 20, 2025
            File No. 333-288205
Dear Jonathan Javitt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jack Kennedy